UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 1, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

28 September 2012

Novo Nordisk discontinues development of vatreptacog alfa following analysis of phase 3 results

Novo Nordisk today announced the decision to discontinue the development of vatreptacog alfa, a fast-acting recombinant factor VIIa analogue for haemophilia patients with inhibitors. The decision follows analysis of the data from the phase 3a trial adeptTM 2. On 9 August, Novo Nordisk announced that a few patients in the trial had developed anti-drug antibodies to vatreptacog alfa, one patient with a potentially neutralising effect.

In the blinded adeptTM 2 trial, 72 haemophilia patients with inhibitors were treated. Patients were treated on demand with either vatreptacog alfa or NovoSeven® in random sequence as bleedings occurred. In total, 567 bleeding episodes were treated.

The trial demonstrated that both vatreptacog alfa and NovoSeven® can stop a very high percentage of bleeding episodes, 93%, with three doses or less.  However, a few patients developed anti-drug antibodies to vatreptacog alfa, including one patient with a potentially neutralising effect in one sample. Some of these patients also developed cross-binding antibodies to NovoSeven®. None of the antibodies were inhibitory and the patients responded well to treatment during the course of the trial.

In contrast to the findings for vatreptacog alfa, anti-drug antibodies have not previously been reported for NovoSeven® when used for haemophilia patients with inhibitors to factor VIII and IX. Consequently, the observation of anti-drug antibodies and the potential risks hereof for haemophilia patients with inhibitors has led Novo Nordisk to discontinue further development of vatreptacog alfa.

Company Announcement No 60 / 2012				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

About vatreptacog alfa and adeptTM 2

Vatreptacog alfa is a fast-acting recombinant FVIIa analogue discovered and developed by Novo Nordisk. Vatreptacog alfa was intended as an improved bypassing agent providing safe, rapid and sustained resolution of bleeds in patients with haemophilia and inhibitors. Structurally, three amino acid substitutions have been made to vatreptacog alfa compared with native FVIIa, to enhance platelet-dependent enzymatic activity, which makes vatreptacog alfa more than 99% homologous with native FVIIa.

AdeptTM 2 is the largest double-blinded, randomised, controlled trial ever conducted with bypassing agents in haemophilia patients with inhibitors to FVIII or FIX. The trial was a global trial with participating haemophilia treatment centres from Africa, Asia, Europe, North and South America.

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 33,300 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs  are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Media:	Investors:

Mike Rulis	Kasper Roseeuw Poulsen
Tel: (+45) 3079 3573	Tel: (+45) 4442 4303
mike@novonordisk.com	krop@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement No 60 / 2012				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 1, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer